Filed Pursuant to Rule 433

Registration Statement Number 333-212719

January 5, 2017

COMCAST CORPORATION

$1,250,000,000 3.00% NOTES DUE 2024

$1,250,000,000 3.30% NOTES DUE 2027

Final Term Sheet

Issuer:	Comcast Corporation (the “Company”)

Guarantors:	Comcast Cable Communications, LLC

NBCUniversal Media, LLC

Issue of Securities:	3.00% Notes due 2024

3.30% Notes due 2027

Denominations:	$2,000 and multiples of $1,000 in excess thereof

Use of Proceeds:	We intend to use the net proceeds from the offering, after deducting underwriters’ discount and expenses, for working capital and general corporate purposes, which may include redemption or repayment of our 6.500% notes due January 15, 2017 ($1 billion principal amount outstanding) and repayment of a portion of our outstanding commercial paper. As of January 5, 2017, our commercial paper had a weighted average annual interest rate of approximately 1.020% and a weighted average remaining maturity of approximately 17 days.

Indenture:	Indenture dated as of September 18, 2013 by and among the Company, the guarantors named therein and The Bank of New York Mellon, as trustee (the “Trustee”), as amended by the First Supplemental Indenture dated as of November 17, 2015 by and among the Company, the guarantors named therein and the Trustee.

Trustee:	The Bank of New York Mellon

Expected Ratings: [1]	Moody’s: A3; S&P: A-; Fitch: A-

Joint Book-Running Managers:	BNP Paribas Securities Corp.

Credit Suisse Securities (USA) LLC

Wells Fargo Securities, LLC

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

RBC Capital Markets, LLC

TD Securities (USA) LLC

Co-Managers:	Barclays Capital Inc.

Citigroup Global Markets Inc.

Deutsche Bank Securities Inc.

Goldman, Sachs & Co.

J.P. Morgan Securities LLC

Mizuho Securities USA Inc.

Morgan Stanley & Co. LLC

SMBC Nikko Securities America, Inc.

Commerz Markets LLC

DNB Markets, Inc.

PNC Capital Markets LLC

U.S. Bancorp Investments, Inc.

ICBC Standard Bank Plc

SG Americas Securities, LLC

Allen & Company LLC

Evercore Group L.L.C.

Junior Co-Managers:	Academy Securities, Inc.

CastleOak Securities, L.P.

C.L. King & Associates, Inc.

Loop Capital Markets LLC

MFR Securities, Inc.

Mischler Financial Group, Inc.

Samuel A. Ramirez & Company, Inc.

The Williams Capital Group, L.P.

Trade Date:	January 5, 2017

Settlement Date:	January 10, 2017 (T+3)

[1]	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

3.00% Notes Due 2024

Aggregate Principal Amount:	$1,250,000,000

Maturity Date:	February 1, 2024

Interest Rate:	3.00% per annum, accruing from January 10, 2017 (calculated on the basis of a 360-day year consisting of twelve 30-day months)

Interest Payment Dates:	February 1 and August 1, commencing August 1, 2017

Benchmark Treasury:	UST 2.25% due December 31, 2023

Benchmark Treasury Price/Yield:	100-14+ / 2.180%

Spread to Benchmark:	+85 bps

Yield to Maturity:	3.030%

Optional Redemption:	The 3.00% Notes due 2024 are redeemable at the option of the Company at any time, in whole or in part, at the “Redemption Price.” Prior to January 1, 2024 (one month prior to the maturity of the 3.00% Notes due 2024) (the “Par Call Date”), the Redemption Price is the greater of (i) 100% of the principal amount of such notes, and (ii) the sum of the present values of the principal amount of such notes and the scheduled payments of interest thereon (exclusive of interest accrued to the date of redemption) from the redemption date to the Par Call Date, in each case discounted to the redemption date on a semiannual basis at the Treasury Rate plus 15 basis points. On and after the Par Call Date, the Redemption Price will equal 100% of the principal amount of such notes. In each case described in this paragraph, the Redemption Price will include accrued and unpaid interest thereon to the date of redemption

Additional Issuances:	An unlimited amount of additional 3.00% Notes due 2024 may be issued. The 3.00% Notes due 2024 and any additional 3.00% Notes due 2024 that may be issued may be treated as a single series for all purposes under the indenture

CUSIP / ISIN:	20030N BX8 / US20030NBX84

Public Offering Price:	99.809% plus accrued interest, if any, from January 10, 2017

Underwriters’ Discount:	0.350%

Net Proceeds to Comcast, Before Expenses:	99.459% per $1,000 principal amount of 3.00% Notes due 2024; $1,243,237,500 total

3.30% Notes Due 2027

Aggregate Principal Amount:	$1,250,000,000

Maturity Date:	February 1, 2027

Interest Rate:	3.30% per annum, accruing from January 10, 2017 (calculated on the basis of a 360-day year consisting of twelve 30-day months)

Interest Payment Dates:	February 1 and August 1, commencing August 1, 2017

Benchmark Treasury:	UST 2.00% due November 15, 2026

Benchmark Treasury Price/Yield:	96-23+ / 2.373%

Spread to Benchmark:	+95 bps

Yield to Maturity:	3.323%

Optional Redemption:	The 3.30% Notes due 2027 are redeemable at the option of the Company at any time, in whole or in part, at the “Redemption Price.” Prior to November 1, 2026 (three months prior to the maturity of the 3.30% Notes due 2027) (the “Par Call Date”), the Redemption Price is the greater of (i) 100% of the principal amount of such notes, and (ii) the sum of the present values of the principal amount of such notes and the scheduled payments of interest thereon (exclusive of interest accrued to the date of redemption) from the redemption date to the Par Call Date, in each case discounted to the redemption date on a semiannual basis at the Treasury Rate plus 15 basis points. On and after the Par Call Date, the Redemption Price will equal 100% of the principal amount of such notes. In each case described in this paragraph, the Redemption Price will include accrued and unpaid interest thereon to the date of redemption

Additional Issuances:	An unlimited amount of additional 3.30% Notes due 2027 may be issued. The 3.30% Notes due 2027 and any additional 3.30% Notes due 2027 that may be issued may be treated as a single series for all purposes under the indenture

CUSIP / ISIN:	20030N BY6 / US20030NBY67

Public Offering Price:	99.803% plus accrued interest, if any, from January 10, 2017

Underwriters’ Discount:	0.450%

Net Proceeds to Comcast, Before Expenses:	99.353% per $1,000 principal amount of 3.30% Notes due 2027; $1,241,912,500 total

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. at 1-800-854-5674, Credit Suisse Securities (USA) LLC at 1-800-221-1037 or Wells Fargo Securities, LLC at 1-800-645-3751.